

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 14, 2018

Trevor I. Mihalik
Chief Financial Officer
Sempra Energy
488 8th Avenue
San Diego, California 92101

     Re: Sempra Energy
            Form 10-K for the Fiscal Year Ended December 31, 2017
            Filed February 27, 2018
            Form 8-K/A Filed May 3, 2018
            File No. 1-14201

Dear Mr. Mihalik:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Impairment Testing of Goodwill, page 139

1. We note that quantitative assessments were performed for your Mexico reporting units. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your Mexico reporting units are at risk of failing step one of the impairment test or that the fair value of each of

the reporting units are substantially in excess of carrying value and are not at risk of failing step one. If a reporting unit is at risk of failing step one, you should disclose:

- the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

- the amount of goodwill allocated to the reporting unit;

- a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

- a discussion of the degree of uncertainty associated with the assumptions; and

- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

Consolidated Financial Statements

Sempra Energy Report of Independent Registered Public Accounting Firm, page F-2

2. Please revise to indicate the related notes to the consolidated financial statements were also audited. Refer to AS 3101.08d.

Form 8-K/A Filed May 3, 2018

Item 9.01 Financial Statements and Exhibits

3. Please tell us how you determined which entities and audited periods to include. In doing so, please provide us with your significance tests.

Exhibit 23.2

1. The consent refers to consolidated financial statements as of and for the year ended December 31, 2017. However, the related audit report refers to consolidated financial statements as of December 31, 2017 and 2016 and the three years ended December 31, 2017. Please explain the inconsistency.

2.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products